UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-40471

CUSIP NUMBER 84862C302

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2025

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Splash Beverage Group, Inc.

Full Name of Registrant

1314 East Las Olas Blvd, Suite 221

Address of Principal Executive Office (Street and Number)

    Fort Lauderdale, Florida 33301

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-CEN, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Splash Beverage Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Form 10-Q”) in a timely manner without unreasonable effort or expense due to a delay in the review by the Company’s auditor. The Company expects to file the Form 10-Q on or prior the 5th calendar day following the prescribed due date of the Form 10-Q, as required by Rule 12b-25 under the Securities Exchange Act of 1934.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification:

William Meissner	(954)	745-5815

(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss for the three months ended September 30, 2025 of approximately $7.0 million, as compared to a net loss of approximately $4.7 million for the three months ended September 30, 2024. The increase in net loss is due to loss on extinguishment of debt and non-cash operating expenses and offset by the decrease in amortization of debt discount.

The Company expects to report operating expenses for the three months ended September 30, 2025 of approximately $6.6 million, compared to approximately $3.0 million for the three months ended September 30, 2024. The increase in our operating expenses was primarily due to the non-cash expense of issuing warrants to management and Directors.

The expected results of operation set forth above are subject to revisions based on auditor review.

Splash Beverage Group, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2025	By:	/s/ William Meissner
William Meissner, President